

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Zheng Wei, Ph.D.
Chief Executive Officer
Connect Biopharma Holdings Limited
12265 El Camino Real, Suite 350
San Diego, CA 92130

      Re: Connect Biopharma Holdings Limited
            Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022
            Filed April 11, 2023
            File No. 001-40212

Dear Zheng Wei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

Part I
Item 3. Key Information, page 4

1. In future filings, please disclose prominently at the outset of Part I that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries. In addition, please provide early in the Key Information section a diagram of your corporate structure.

Permissions, Approvals, Licenses and Permits Required from the PRC Authorities for Our Operations..., page 7

2. Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors in future filings.

Item 4. Information on the Company
General Information, page 76

3.   Please revise future filings to disclose if you have specific cash management policies that dictate how funds are transferred through your organization and if applicable, describe such policies and procedures.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 174

4.   We note your statement that you reviewed your register of members and public filings made by your securityholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third-party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third-party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

5.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

6.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to the extent known." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Ibolya Ignat at 202-551-3636 or Franklin Wyman at 202-551-3660 if you have questions regarding comments on the financial statements and related matters. Contact Tyler Howes at 202-551-3370 or Jennifer Thompson at 202-551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Tyler Howes at 202-551-3370 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Chan